Exhibit 99.1

News Release
PartnerRe Ltd. Reports Second Quarter and Half Year 2021 Results
▪Net income available to common shareholders of $314 million for the second quarter and $248 million for the half year
▪Operating income of $151 million for the second quarter and $192 million for the half year, which provided an operating income return on equity of 8.8% and 5.6%, respectively
▪Net premiums written were up 29% at $1,794 million for the quarter, with growth in lines of business that experienced strong rate increases, compared to the prior year premiums which were impacted by the COVID-19 economic downturn
▪Non-life underwriting result of $150 million or 32.7 points of improvement on the combined ratio of 88.6% year-over-year, and Life and Health underwriting profit, including allocated net investment income, of $23 million for the second quarter
▪In Q2 2021, the Company fully redeemed the Series G, H and I Preferred Shares at a redemption value of $637 million and finalized the refinancing of our balance sheet with a run-rate saving of $18 million per annum
PEMBROKE, Bermuda, July 26, 2021 - PartnerRe Ltd. ("the Company") today reported net income available to common shareholder of $314 million for the second quarter of 2021, compared to income of $229 million for the same period of 2020. Net income available to common shareholder was $248 million for the half year 2021, compared to a loss of $204 million for the same period of 2020.
Operating income was $151 million for the second quarter of 2021, compared to an operating loss of $256 million for the same period of 2020. Operating income for the half year 2021 was $192 million compared to an operating loss of $226 million for the same period of 2020. Operating income for the second quarter and half year 2021 improved over the same periods of 2020 as a result of improvements in current accident year attritional loss ratios and lower levels of adverse prior year development, and also the effects that COVID-19 reserves had on the second quarter of 2020.
Operating income (loss) is a non-GAAP financial measure defined by the Company as net income or loss available to common shareholder and excludes after-tax net realized and unrealized investment gains and losses, foreign exchange gains and losses, interest in results of equity method investments, and loss on redemption of preferred shares. The Company calculates annualized operating ROE using Operating income (loss) for the period divided by the average common shareholder's equity outstanding for the period. See "Non-GAAP Financial Measures - Regulation G" for a reconciliation of non-GAAP measures.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release
PartnerRe President and Chief Executive Officer Jacques Bonneau commented, “We delivered strong results in the second quarter with an annualized operating ROE of 8.8%, and I am pleased to see the positive impacts of our portfolio actions begin to show through our financial result. Our Non-life combined ratio of 88.6% includes improvements in the current accident year loss ratio from business mix changes and overall favorable pricing conditions across most lines of business, as well as improvements in prior years' reserve development as older underwriting years run off. Our Life and Health segment also significantly improved its underwriting profit compared to the prior year. Third party capital currently stands at $1.1b of assets under management and provided us the ability to increase underwriting capacity and line sizes. These underwriting results, combined with good investment performance, helped produce solid profitability for the second quarter of 2021.”
Highlights for the second quarter and half year 2021 compared to the same periods of 2020 are included below.
Non-Life:
▪Non-life net premiums written were up 37% for the second quarter of 2021 and were up 20% for the half year 2021 compared to the same periods of 2020. The increase in the second quarter of 2021 was driven by a 47% increase in the P&C segment. The current year included favorable premium adjustments from prior underwriting years, compared to the prior year which included adverse premium exposure adjustments related to the economic downturn.
▪The Non-life underwriting profit was $150 million (combined ratio of 88.6%) for the second quarter of 2021 and $190 million (combined ratio of 92.4%) for the half year 2021. This compares to a Non-life underwriting loss of $260 million (combined ratio of 121.3%) and $306 million (combined ratio of 112.6%) for the second quarter and half year 2020, respectively.
▪There were no significant changes to the Company's total Non-life net loss estimate of $371 million established for the COVID-19 pandemic in 2020. For the second quarter and half year 2021, the Company's P&C segment incurred an increase in COVID-19 related losses, related primarily to refinements of estimates for business interruption exposures as more information has been received from cedants. This was offset by a decrease in estimated losses for Specialty financial risk lines for credit related exposures.
▪The P&C segment reported a combined ratio of 93.5% and 95.5% for the second quarter and half year 2021, respectively, compared to 113.5% and 103.5% for the second quarter and half year 2020, respectively. The half year 2021 included catastrophic losses of $92 million (5.6 points) for Winter Storm Uri, net of retrocession and reinstatement premiums. The prior year included COVID-19 related losses, net of retrocession and reinstatement premiums, of $159 million for the second quarter and half year 2020 (22.0 points and 10.7 points, respectively). Excluding the impacts of COVID-19 and large catastrophic losses, there was an improvement in the current

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release
accident year loss ratio and prior year development for the second quarter and half year 2021, compared to the same periods of 2020. The improvement in the current accident year loss ratio was driven primarily by business mix changes and rate improvements.
▪The Specialty segment reported a combined ratio of 79.5% and 86.9% for the second quarter and half year 2021, respectively, compared to 132.8% and 127.5% for the second quarter and half year 2020, respectively. The half year 2021 included catastrophic losses of $28 million (3.2 points) for Winter Storm Uri, net of retrocession and reinstatement premiums. The prior year included COVID-19 related losses, net of retrocession and reinstatement premiums, of $146 million (29.8 points) and $164 million (17.9 points) for the second quarter and half year 2020, respectively. Excluding the impacts of COVID-19, the improvement in the combined ratio was driven by changes in prior years' reserve development, favorable business mix changes and rate improvements. Prior years' reserve development contributed to a decrease of 17.1 points and 15.2 points on the combined ratio compared to the second quarter and half year 2020, respectively.
Life and Health:
▪Net premiums written were up 8% for the second quarter and up 10% for the half year 2021, compared to the same periods of 2020, reflecting growth in long-term life business.
▪The underwriting result, including allocated net investment income, was a profit of $23 million and $43 million in the second quarter and half year 2021, respectively, compared to a profit of $5 million and $23 million in the second quarter and half year 2020, respectively. This included COVID-19 losses on protection products of $14 million and $26 million for the second quarter and half year 2021, respectively, compared to $15 million for the second quarter and half year 2020. The allocated underwriting result for the quarter and half year reflected improvements in short-term business and positive results in longevity business compared to the same periods of 2020. The half year 2021 result also benefited from improvements in the guaranteed minimum death benefits (GMDB) line of business performance as a result of equity market increases in 2021, partially offset by a higher level of COVID-19 losses on protection products and the impact of a lower level of gains related to recaptures of business compared to half year 2020.
Investments:
▪Net investment return in the second quarter of 2021 was $321 million, or 1.6% and included net investment income of $95 million, net realized and unrealized investment gains of $216 million, and interest in earnings of equity method investments of $10 million. This compares to a net investment return of $627 million, or 3.5%, for the second quarter of 2020, which included net investment income of $72 million, net realized and unrealized investment gains of $549 million after recovering the unrealized loss of $610 million in the first quarter of 2020 and interest in earnings of equity method investments of $6 million.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release
▪Net investment return for the half year 2021 was $302 million, or 1.5%, which included net investment income of $182 million, net realized and unrealized investment gains of $80 million, and interest in earnings of equity method investments of $40 million. This compares to a net investment return of $124 million, or 0.7%, for the half year 2020 which included net investment income of $175 million and interest in earnings of equity method investments of $2 million, partially offset by net realized and unrealized investment losses of $53 million.
▪Net investment income of $95 million was up $23 million, or 31%, for the second quarter of 2021 compared to the same period of 2020, primarily due to the impact of higher reinvestment rates, driven by the significant widening in worldwide risk-free rates and the impact of portfolio re-allocations to U.S. bank loans, U.S. investment grade credit and Asia high yield credit. Net investment income of $182 million was up $7 million, or 4%, for the half year 2021 compared to the same period of 2020, primarily due to the reasons discussed for the quarter; partially offset by the significant decrease in reinvestment rates experienced in Q1 2020 and the decision in Q1 2020 to sell higher yielding U.S. bank loan investments.
▪Net realized and unrealized investment gains of $216 million for the second quarter of 2021 (2020: $549 million gain) included:
◦Net realized and unrealized investment gains of $84 million (2020: $238 million gain) on fixed maturities and short-term investments, which were primarily unrealized, were driven by the narrowing of U.S. and Canadian risk-free rates.
◦Net realized and unrealized investment gains on equities of $76 million (2020: $225 million gain), which were primarily unrealized, were driven by increases in worldwide equity markets that benefited public equity funds.
◦Net realized and unrealized investment gains of $57 million (2020: $86 million gain) on other invested assets, which were primarily unrealized, were driven by investment gains on private equity investments.
▪Net realized and unrealized investment gains of $80 million for the half year 2021 (2020: $53 million loss) included:
◦Net realized and unrealized investment losses of $255 million (2020: $211 million gain) on fixed maturities and short-term investments, which were primarily unrealized, were driven by a significant increase in worldwide risk-free rates.
◦Net realized and unrealized investment gains on equities of $228 million (2020: $137 million loss), which were also primarily unrealized, were driven by increases in worldwide equity markets that benefited public equity funds.
◦Net realized and unrealized investment gains of $107 million (2020: $127 million loss) on other invested assets were driven by realized and unrealized investment gains on private equity investments.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release
▪Interest in earnings of equity method investments of $10 million and $40 million in the second quarter and half year 2021, respectively, primarily reflects realized and unrealized gains on UK and New York real estate funds. This compared to interest in earnings of equity method investments of $6 million and $2 million in the second quarter and half year 2020, respectively.
▪As of June 30, 2021, reinvestment rates were 2.2% compared to the Company's fixed income investment portfolio yield of 2.5% for the second quarter of 2021.
Other Income Statement Items:
▪Other expense ratio of 5.4% and 5.5% for the second quarter and half year 2021, respectively, were comparable to the same periods of 2020, which had expense ratios of 5.2% and 5.4%, respectively.
▪Net foreign exchange losses were $30 million for the second quarter of 2021 and $35 million for the second quarter of 2020, driven by the depreciation of the U.S. dollar against certain major currencies (primarily the Canadian dollar) and the cost of hedging. Net foreign exchange losses of $59 million for the half year 2021 were driven primarily by U.S. dollar depreciation against the Canadian dollar and appreciation against the Euro, and the cost of hedging, while net foreign exchange gains were $95 million for the second half of 2020, driven by the appreciation of the U.S. dollar against the British pound and Canadian dollar, partially offset by the cost of hedging.
▪Interest expense was $14 million and $28 million for the second quarter and half year 2021, respectively, compared to $8 million and $16 million for the same periods of 2020. The increase was driven by the issuance of $500 million 4.50% Fixed-Rate Reset Junior Subordinated Notes due 2050 during the third quarter of 2020.
▪Preferred dividends of $7 million and $18 million for the second quarter and half year 2021, respectively, compared to $12 million and $23 million for the same periods of 2020. In May 2021, the Company fully redeemed its Series G, H and I preferred shares for a liquidation value of $637 million. The Company also incurred a loss on redemption of $21 million, related to the preferred share issuance costs that were included in Additional paid-in-capital at issuance, and upon redemption were expensed, with no net impact to Common shareholder's equity.
▪Income tax expense was $38 million on pre-tax income of $380 million in the second quarter of 2021 compared to an expense of $17 million on pre-tax income of $257 million for the same period of 2020. Income tax expense was $23 million on pre-tax income of $310 million for the half year 2021 compared to a benefit of $28 million on pre-tax losses of $209 million for the same period of 2020.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release
Balance Sheet, Capitalization and Cash Flows:
▪Total investments and cash and cash equivalents were $19.9 billion at June 30, 2021, down 1.1% compared to December 31, 2020. The decrease was primarily driven by the redemption of Series G, H and I Preferred Shares at an aggregate liquidation value of $637 million and premium paid for a loss portfolio transfer and adverse development cover described below. This was partially offset by the issuance of 8 million 4.875% Fixed Rate Non-Cumulative Redeemable Perpetual Preferred Shares (the Series J Preferred Shares) at a liquidation value per share of $25 for total gross proceeds of $200 million, a $302 million net investment return for the first six months of 2021 and other operating cash flows.
▪Cash provided by operating activities was $62 million and $431 million for the second quarter and half year 2021, respectively, compared to $242 million and $479 million for the second quarter and half year 2020, respectively. The decreases were driven by cash flows from underwriting operations, including the impact of premium paid for the loss portfolio transfer and adverse development cover agreement entered into during the second quarter of 2021 related to prior underwriting years on the Company's U.S. casualty and auto business. This resulted in a cash transfer for the premium at inception of the agreement, and a related increase in Reinsurance recoverables of $321 million as at June 30, 2021.
▪Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $14.1 billion at June 30, 2021, representing 71% of the total investments and cash and cash equivalents.
▪The average credit rating of the fixed income portfolio was AA as of June 30, 2021. The expected average duration of the public fixed income portfolio at June 30, 2021 was 3.9 years, while the average duration of the Company’s liabilities was 4.2 years.
▪Common shareholder's equity (or book value) of $7.0 billion and tangible book value of $6.5 billion at June 30, 2021 increased by 4.9% and 5.4%, respectively, compared to December 31, 2020, due to the comprehensive income for the half year 2021, partially offset by preferred dividends and issuance costs incurred for the Series J preferred shares in the first half of 2021.
▪Total capital was $9.2 billion at June 30, 2021, down 1.4% compared to December 31, 2020, primarily due to the redemption of Series G, H and I preferred shares and a decrease in the U.S dollar value of the Company's Euro denominated debt, as the U.S dollar strengthened against the Euro during the first six months of 2021. This was partially offset by issuance of the Series J Preferred Shares and the increase in common shareholder's equity.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release
PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2020, total revenues were $7.4 billion. At June 30, 2021, total assets were $28.3 billion, total capital was $9.2 billion and total shareholders’ equity was $7.2 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com
Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/
Forward-looking statements contained in this press release, such as those related to company performance, including the impact of the ongoing COVID-19 pandemic (including the related impact on the U.S. and global economies), are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.
The Company’s estimate for COVID-19 pandemic losses and recent catastrophic events, is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss) (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenues
Gross premiums written	$2,037,729	$1,558,167	$4,506,796	$3,599,593
Net premiums written	$1,794,301	$1,390,078	$3,842,608	$3,268,893
(Increase) decrease in unearned premiums	(68,297)	198,367	(512,220)	(114,390)
Net premiums earned	1,726,004	1,588,445	3,330,388	3,154,503
Net investment income	94,588	72,004	181,810	175,413
Net realized and unrealized investment gains (losses)	216,390	548,458	79,961	(53,330)
Other income (loss)	7,014	(1,429)	13,139	3,041
Total revenues	2,043,996	2,207,478	3,605,298	3,279,627
Expenses
Losses and loss expenses	1,192,826	1,499,552	2,408,144	2,732,607
Acquisition costs	341,095	328,853	652,385	663,391
Other expenses	94,156	82,876	183,789	168,588
Interest expense	13,973	8,219	27,974	16,464
Amortization of intangible assets	2,240	2,506	4,477	5,020
Net foreign exchange losses (gains)	29,784	34,670	58,700	(94,954)
Total expenses	1,674,074	1,956,676	3,335,469	3,491,116
Income (loss) before taxes and interest in earnings of equity method investments	369,922	250,802	269,829	(211,489)
Income tax expense (benefit)	37,741	16,625	23,057	(28,157)
Interest in earnings of equity method investments	9,772	6,374	39,925	2,097
Net income (loss)	341,953	240,551	286,697	(181,235)
Preferred dividends	7,198	11,604	17,818	23,208
Loss on redemption of preferred shares	21,234	—	21,234	—
Net income (loss) attributable to common shareholder	$313,521	$228,947	$247,645	$(204,443)
Comprehensive income (loss)
Net income (loss)	$341,953	$240,551	$286,697	$(181,235)
Change in currency translation adjustment	18,173	16,842	66,863	(97,530)
Change in net unrealized gains or losses on investments, net of tax	(487)	(2)	(128)	(73)
Change in unfunded pension obligation, net of tax	(121)	(134)	1,157	(363)
Comprehensive income (loss)	$359,518	$257,257	$354,589	$(279,201)
(1) The Company's common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are not publicly traded. As such, per share data is not meaningful to present.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	June 30, 2021	December 31, 2020
Assets
Investments:
Fixed maturities, at fair value	$13,663,347	$12,786,380
Short-term investments, at fair value	167,593	416,350
Equities, at fair value	1,805,718	1,496,441
Investments in real estate	69,341	67,980
Other invested assets	3,229,156	2,967,738
Total investments	18,935,155	17,734,889
Cash and cash equivalents	923,268	2,350,833
Accrued investment income	103,164	92,058
Reinsurance balances receivable	3,832,301	3,118,870
Reinsurance recoverable on paid and unpaid losses	1,209,844	901,063
Prepaid reinsurance premiums	437,397	115,986
Funds held by reinsured companies	599,982	704,768
Deferred acquisition costs	907,856	819,971
Deposit assets	123,749	139,818
Net tax assets	143,215	182,077
Goodwill	456,380	456,380
Intangible assets	103,292	107,669
Other assets (1)	483,016	174,193
Total assets	$28,258,619	$26,898,575
Liabilities
Non-life reserves	$11,651,070	$11,395,321
Life and health reserves	2,736,043	2,704,229
Unearned premiums	3,084,903	2,265,214
Other reinsurance balances payable	764,548	482,468
Debt	1,947,467	1,974,731
Deposit liabilities	5,598	5,925
Net tax liabilities	104,319	131,621
Accounts payable, accrued expenses and other (2)	744,257	612,069
Total liabilities	21,038,205	19,571,578
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 2021, 8,000,000 shares; 2020, 25,489,636 shares; aggregate liquidation value: 2021, $200,000; 2020, $637,241)	8,000	25,490
Additional paid-in capital	1,929,934	2,334,564
Accumulated other comprehensive loss	(28,113)	(96,005)
Retained earnings	5,310,593	5,062,948
Total shareholders’ equity	7,220,414	7,326,997
Total liabilities and shareholders’ equity	$28,258,619	$26,898,575
(1) Includes receivables for securities sold of $315 million as at June 30, 2021 compared to $24 million as at December 31, 2020.
(2) Includes payables for securities purchased of $420 million as at June 30, 2021 compared to $286 million as at December 31, 2020.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net cash provided by operating activities	$62,217	$242,436	$431,365	$479,436
Net cash used in investing activities	(441,977)	(672,562)	(1,387,543)	(501,588)
Net cash used in financing activities	(644,439)	(61,604)	(461,753)	(72,291)
Effect of foreign exchange rate changes on cash	2,059	6,468	(9,634)	819
Decrease in cash and cash equivalents	(1,022,140)	(485,262)	(1,427,565)	(93,624)
Cash and cash equivalents - beginning of period	1,945,408	1,876,101	2,350,833	1,484,463
Cash and cash equivalents - end of period	$923,268	$1,390,839	$923,268	$1,390,839

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended June 30, 2021
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,126	$502	$1,628	$410	$—	$2,038
Net premiums written	$971	$421	$1,392	$402	$—	$1,794
(Increase) decrease in unearned premiums	(108)	35	(73)	5	—	(68)
Net premiums earned	$863	$456	$1,319	$407	$—	$1,726
Losses and loss expenses	(573)	(257)	(830)	(363)	—	(1,193)
Acquisition costs	(217)	(97)	(314)	(27)	—	(341)
Technical result	$73	$102	$175	$17	$—	$192
Other income	—	—	—	7	—	7
Other expenses	(17)	(8)	(25)	(21)	(48)	(94)
Underwriting result	$56	$94	$150	$3	n/a	$105
Net investment income				20	75	95
Allocated underwriting result				$23	n/a	n/a
Net realized and unrealized investment gains					216	216
Interest expense					(14)	(14)
Amortization of intangible assets					(2)	(2)
Net foreign exchange losses					(30)	(30)
Income tax expense					(38)	(38)
Interest in earnings of equity method investments					10	10
Net income					n/a	$342
Loss ratio (1)	66.4%	56.4%	62.9%
Acquisition ratio (2)	25.1	21.3	23.8
Technical ratio (3)	91.5%	77.7%	86.7%
Other expense ratio (4)	2.0	1.8	1.9
Combined ratio (5)	93.5%	79.5%	88.6%

	For the three months ended June 30, 2020
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$769	$413	$1,182	$376	$—	$1,558
Net premiums written	$660	$359	$1,019	$371	$—	$1,390
Decrease in unearned premiums	64	131	195	3	—	198
Net premiums earned	$724	$490	$1,214	$374	$—	$1,588
Losses and loss expenses	(636)	(511)	(1,147)	(353)	—	(1,500)
Acquisition costs	(172)	(134)	(306)	(22)	—	(328)
Technical result	$(84)	$(155)	$(239)	$(1)	$—	$(240)
Other (loss) income	(1)	—	(1)	5	(5)	(1)
Other expenses	(14)	(6)	(20)	(17)	(46)	(83)
Underwriting result	$(99)	$(161)	$(260)	$(13)	n/a	$(324)
Net investment income				18	54	72
Allocated underwriting result				$5	n/a	n/a
Net realized and unrealized investment gains					549	549
Interest expense					(8)	(8)
Amortization of intangible assets					(2)	(2)
Net foreign exchange losses					(35)	(35)
Income tax expense					(17)	(17)
Interest in earnings of equity method investments					6	6
Net income					n/a	$241
Loss ratio (1)	87.8%	104.3%	94.5%
Acquisition ratio (2)	23.8	27.3	25.2
Technical ratio (3)	111.6%	131.6%	119.7%
Other expense ratio (4)	1.9	1.2	1.6
Combined ratio (5)	113.5%	132.8%	121.3%
(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the six months ended June 30, 2021
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,643	$1,033	$3,676	$831	$—	$4,507
Net premiums written	$2,124	$901	$3,025	$818	$—	$3,843
Increase in unearned premiums	(489)	(20)	(509)	(4)	—	(513)
Net premiums earned	$1,635	$881	$2,516	$814	$—	$3,330
Losses and loss expenses	(1,110)	(578)	(1,688)	(720)	—	(2,408)
Acquisition costs	(417)	(175)	(592)	(60)	—	(652)
Technical result	$108	$128	$236	$34	$—	$270
Other income	—	—	—	13	—	13
Other expenses	(34)	(12)	(46)	(43)	(95)	(184)
Underwriting result	$74	$116	$190	$4	n/a	$99
Net investment income				39	143	182
Allocated underwriting result				$43	n/a	n/a
Net realized and unrealized investment gains					80	80
Interest expense					(28)	(28)
Amortization of intangible assets					(4)	(4)
Net foreign exchange losses					(59)	(59)
Income tax expense					(23)	(23)
Interest in earnings of equity method investments					40	40
Net income					n/a	$287
Loss ratio	67.9%	65.6%	67.1%
Acquisition ratio	25.5	19.9	23.5
Technical ratio	93.4%	85.5%	90.6%
Other expense ratio	2.1	1.4	1.8
Combined ratio	95.5%	86.9%	92.4%

	For the six months ended June 30, 2020
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,906	$936	$2,842	$758	$—	$3,600
Net premiums written	$1,690	$835	$2,525	$744	$—	$3,269
(Increase) decrease in unearned premiums	(201)	80	(121)	7	—	(114)
Net premiums earned	$1,489	$915	$2,404	$751	$—	$3,155
Losses and loss expenses	(1,147)	(900)	(2,047)	(686)	—	(2,733)
Acquisition costs	(364)	(254)	(618)	(45)	—	(663)
Technical result	$(22)	$(239)	$(261)	$20	$—	$(241)
Other (loss) income	(1)	—	(1)	3	1	3
Other expenses	(32)	(12)	(44)	(34)	(91)	(169)
Underwriting result	$(55)	$(251)	$(306)	$(11)	n/a	$(407)
Net investment income				34	141	175
Allocated underwriting result				$23	n/a	n/a
Net realized and unrealized investment losses					(53)	(53)
Interest expense					(16)	(16)
Amortization of intangible assets					(5)	(5)
Net foreign exchange gains					95	95
Income tax benefit					28	28
Interest in earnings of equity method investments					2	2
Net loss					n/a	$(181)
Loss ratio	77.0%	98.4%	85.1%
Acquisition ratio	24.4	27.8	25.7
Technical ratio	101.4%	126.2%	110.8%
Other expense ratio	2.1	1.3	1.8
Combined ratio	103.5%	127.5%	112.6%

Supplementary Financial Information
PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	June 30, 2021		December 31, 2020
Investments:
Fixed maturities
U.S. government	$1,365,768	7%	$1,096,133	7%
U.S. government sponsored enterprises	1,093,255	6	1,313,407	7
U.S. states, territories and municipalities	133,957	1	137,968	1
Non-U.S. sovereign government, supranational and government related	2,191,731	12	2,180,762	12
Corporate bonds	4,523,796	24	3,341,854	19
Mortgage/asset-backed securities	4,354,840	23	4,716,256	27
Total fixed maturities	13,663,347	73	12,786,380	73
Short-term investments	167,593	1	416,350	2
Equities	1,805,718	9	1,496,441	8
Investments in real estate	69,341	—	67,980	—
Other invested assets (1)	3,229,156	17	2,967,738	17
Total investments	$18,935,155	100%	$17,734,889	100%
Cash and cash equivalents	923,268		2,350,833
Total investments and cash and cash equivalents	19,858,423		20,085,722
Maturity distribution:
One year or less	$1,013,979	7%	$1,563,748	12%
More than one year through five years	4,144,521	30	3,346,398	25
More than five years through ten years	2,545,440	18	1,915,703	15
More than ten years	1,772,160	13	1,660,625	13
Subtotal	9,476,100	68	8,486,474	65
Mortgage/asset-backed securities	4,354,840	32	4,716,256	35
Total fixed maturities and short-term investments	$13,830,940	100%	$13,202,730	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,890,888	14%	$1,845,444	14%
AA	7,218,712	52	7,663,467	58
A	1,603,321	12	1,694,276	13
BBB	2,459,140	18	1,362,247	10
Below Investment Grade/Unrated	658,879	4	637,296	5
	$13,830,940	100%	$13,202,730	100%
Expected average duration		3.9 Yrs		2.3 Yrs
Average yield to maturity at market		2.2%		1.6%
Average credit quality		AA		AA
(1) Other invested assets at June 30, 2021 and December 31, 2020 include $1.1 billion and $0.9 billion, respectively, of U.S. bank loans managed under an externally managed mandate. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at June 30, 2021 was BB/BB- with the single largest issuer being 2.6% of the Company's bank loan portfolio.

Supplementary Financial Information
PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

June 30, 2021
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial	$1,589,951	35.1%	8.0%	0.5%
Consumer cyclical	544,379	12.0	2.7	0.3
Consumer non-cyclical	395,286	8.8	2.0	0.2
Energy	376,725	8.3	1.9	0.5
Utilities	333,188	7.4	1.7	0.3
Real estate	313,530	6.9	1.5	0.2
Industrial	294,461	6.6	1.5	0.2
Communications	214,735	4.7	1.1	0.3
Insurance	204,697	4.6	1.0	0.1
Technology	155,216	3.4	0.8	0.2
Basic materials	72,759	1.6	0.4	0.1
Diversified	15,020	0.3	0.1	0.1
Other	13,849	0.3	0.1	0.1
Total Corporate bonds	$4,523,796	100.0%	22.8%
Finance sector - Corporate bonds
Banks	$836,225	18.4%	4.2%
Financial services	454,911	10.1	2.3
Investment banking and brokerage	298,815	6.6	1.5
Total finance sector - Corporate bonds	$1,589,951	35.1%	8.0%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$68,646	$321,455	$406,069	$40,055	$836,225
Financial services	—	34,452	188,595	143,814	88,050	454,911
Investment banking and brokerage	—	2,966	39,036	233,454	23,359	298,815
Total finance sector - Corporate bonds	$—	$106,064	$549,086	$783,337	$151,464	$1,589,951
% of total	—%	6.7%	34.5%	49.3%	9.5%	100.0%
Concentration of investment risk - The top 10 Corporate bond issuers account for 15.6% of the Company’s total Corporate bonds. The single largest issuer accounts for 2.2% of the Company’s total Corporate bonds and is included in the Financial sector above.

Supplementary Financial Information
PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment Gains (Losses)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Fixed maturities	$78,167	$67,950	$149,646	$146,627
Short-term investments and cash and cash equivalents	2,006	1,646	2,811	8,003
Equities, investments in real estate, funds held and other	31,372	14,346	58,798	53,938
Investment expenses	(16,957)	(11,938)	(29,445)	(33,155)
Net investment income	$94,588	$72,004	$181,810	$175,413
Net realized investment gains (losses) on fixed maturities and short-term investments	$10,538	$(10,314)	$15,401	$6,145
Net realized investment gains (losses) on equities	3,257	(2,264)	16,048	(3,702)
Net realized investment gains (losses) on other invested assets	9,684	(27,380)	92,264	(33,905)
Net realized investment gains (losses)	$23,479	$(39,958)	$123,713	$(31,462)
Change in net unrealized investment gains (losses) on fixed maturities and short-term investments	$73,242	$248,025	$(270,293)	$204,926
Change in net unrealized investment gains (losses) on equities	72,792	227,106	212,077	(133,474)
Change in net unrealized investment gains (losses) on other invested assets	46,217	116,835	13,702	(91,446)
Net other realized and unrealized investment gains (losses)	660	(3,550)	762	(1,874)
Change in net unrealized investment gains (losses)	$192,911	$588,416	$(43,752)	$(21,868)
Net realized and unrealized investment gains (losses)	$216,390	$548,458	$79,961	$(53,330)

Supplementary Financial Information
PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$11,507,329	$10,366,263	$11,395,321	$10,363,383
Reinsurance recoverable at beginning of period	(841,404)	(717,654)	(782,330)	(754,795)
Net liability at beginning of period	10,665,925	9,648,609	10,612,991	9,608,588
Net incurred losses related to:
Current year	830,781	1,097,151	1,652,014	1,928,370
Prior years	(645)	49,720	35,890	118,746
	830,136	1,146,871	1,687,904	2,047,116
Net losses paid	(683,883)	(845,847)	(1,381,968)	(1,561,534)
Retroactive reinsurance recoverable (1)	(321,245)	—	(321,245)	—
Effects of foreign exchange rate changes and other	40,703	54,516	(66,046)	(90,021)
Net liability at end of period	10,531,636	10,004,149	10,531,636	10,004,149
Reinsurance recoverable at end of period	1,119,434	754,698	1,119,434	754,698
Gross liability at end of period	$11,651,070	$10,758,847	$11,651,070	$10,758,847
Breakdown of gross liability at end of period:
Case reserves	$4,721,688	$4,427,454	$4,721,688	$4,427,454
Additional case reserves	128,287	138,656	128,287	138,656
Incurred but not reported reserves	6,801,095	6,192,737	6,801,095	6,192,737
Gross liability at end of period	$11,651,070	$10,758,847	$11,651,070	$10,758,847
Gross liability at end of period by non-life segment:
P&C	8,066,460	7,425,549	8,066,460	7,425,549
Specialty	3,584,610	3,333,298	3,584,610	3,333,298
Gross liability at end of period	$11,651,070	$10,758,847	$11,651,070	$10,758,847
Unrecognized time value of non-life reserves (2)	$253,954	$114,778	$253,954	$114,778
(1) In the second quarter of 2021, the Company entered into a loss portfolio transfer and adverse development cover agreement in relation to prior underwriting years on the Company's U.S. casualty and auto business.
(2) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information
PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,727,411	$2,302,155	$2,704,229	$2,417,044
Reinsurance recoverable at beginning of period	(30,701)	(17,435)	(35,662)	(16,183)
Net liability at beginning of period	2,696,710	2,284,720	2,668,567	2,400,861
Net incurred losses	362,690	352,681	720,240	685,491
Net losses paid	(375,965)	(318,703)	(673,588)	(620,971)
Effects of foreign exchange rate changes and other	26,098	68,906	(5,686)	(77,777)
Net liability at end of period	2,709,533	2,387,604	2,709,533	2,387,604
Reinsurance recoverable at end of period	26,510	18,556	26,510	18,556
Gross liability at end of period	$2,736,043	$2,406,160	$2,736,043	$2,406,160
Life value in force (1)	$504,600	$219,400	$504,600	$219,400
(1) The life value in force (Life VIF) is the value that will emerge from life policies over time that is not recognized in the Company's tangible book value. The Company’s Life VIF is calculated on a going concern basis and is the sum of: (i) present value of future profits which represents the net present value of projected after-tax cash flows net of Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of economic capital; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information
PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		June 30, 2021
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$896
U.S. Northeast	Hurricane	830
U.S. Gulf Coast	Hurricane	828
Caribbean	Hurricane	198
Europe	Windstorm	487
Japan	Typhoon	322
California	Earthquake	835	$1,143
Japan	Earthquake	359	412
Australia	Earthquake	294	421
New Zealand	Earthquake	269	410
British Columbia	Earthquake	173	367
The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information
PartnerRe Ltd.
Non-GAAP Financial Measures - Regulation G

In addition to the GAAP financial measures set forth herein, the Company has also included certain non-GAAP financial measures within the meaning of Regulation G. Management believes that these non-GAAP financial measures are useful to investors and other stakeholders and help provide a consistent basis for comparison between quarters and for comparison with other companies within the industry. These measures may not, however, be comparable to similarly titled measures used by other companies outside of the insurance industry. These non-GAAP measures should be considered an addition to, and not a substitute for, measures of financial performance prepared in accordance with GAAP and investors are cautioned not to place undue reliance on these non-GAAP measures in assessing the Company’s overall financial performance.

The reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures in accordance with Regulation G is included within the relevant tables.

Operating Income (Loss) available to Common Shareholder (Operating Income (Loss)); Annualized Operating Return on Average Common Shareholder's Equity (Annualized Operating ROE): The Company uses Operating income (loss) and Annualized Operating ROE to measure performance, as these measures focus on the underlying fundamentals of the Company’s operations. Operating income (loss) excludes the impact of net realized and unrealized gains and losses on investments, net of tax, net foreign exchange gains and losses, net of tax, interest in earnings (losses) of equity method investments, net of tax, and loss on redemption of preferred shares and is calculated after preferred dividends. The Company calculates Annualized Operating ROE using Operating income (loss) for the period divided by the average common shareholder's equity outstanding for the period. Operating income (loss) should not be viewed as a substitute for Net Income (Loss) prepared in accordance with GAAP. Annualized Operating ROE supplements GAAP information. The Company's management believes that Operating income (loss) is useful to stakeholders because it more accurately reflects the underlying fundamentals of the business by removing the variability arising from activity that is largely independent of its business and underwriting processes, such as: fluctuations in the fair value of the Company's investment portfolio; fluctuations in foreign exchange rates; fluctuations of returns on the Company's equity method investments; and the impact of other non-recurring transactions such as losses on the redemption of preferred shares.

Tangible Book Value: The Company calculates Tangible Book Value using common shareholder's equity less goodwill and intangible assets, net of tax. The Company's management believes Tangible Book Value is useful to stakeholders because it provides a more accurate measure of realizable value of shareholder returns.

Supplementary Financial Information
PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the six months ended
	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	$	ROE (1)	$	ROE (1)	$	ROE (1)	$	ROE (1)
Net income (loss) attributable to common shareholder	$313,521	18.3%	$228,947	15.0%	$247,645	7.2%	$(204,443)	(6.4)%
Less: adjustments for non-operating items
Net realized and unrealized investment gains (losses)	216,390	12.6%	548,458	36.0%	79,961	2.3%	(53,330)	(1.7)%
Net foreign exchange (losses) gains	(29,784)	(1.7)%	(34,670)	(2.3)%	(58,700)	(1.7)%	94,954	3.0%
Interest in earnings of equity method investments	9,772	0.6%	6,374	0.4%	39,925	1.2%	2,097	0.1%
Loss on redemption of preferred shares	(21,234)	(1.2)%	—	—%	(21,234)	(0.6)%	—	—%
Tax effects of adjustments	(12,142)	(0.8)%	(34,995)	(2.3)%	15,310	0.4%	(21,863)	(0.7)%
Operating income (loss)	$150,519	8.8%	$(256,220)	(16.8)%	$192,383	5.6%	$(226,301)	(7.1)%

(1) Return on Equity (ROE) is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the quarter. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended		For the six months ended
Calculation of average common shareholder's equity	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Beginning of period common shareholder's equity	$6,668,095	$6,003,575	$6,689,756	$6,565,942
End of period common shareholder's equity	$7,020,414	$6,199,228	$7,020,414	$6,199,228
Average common shareholder's equity	$6,844,255	$6,101,402	$6,855,085	$6,382,585

Supplementary Financial Information
PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	June 30, 2021	December 31, 2020
Tangible book value:
Total shareholders' equity	$7,220,414	$7,326,997
Less:
Preferred shares, aggregate liquidation value at $25 per share (1)	200,000	637,241
Common shareholder’s equity or book value	7,020,414	6,689,756
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (2)	93,469	97,200
Tangible book value	$6,470,565	$6,136,176

Capital structure:
Senior notes
Senior notes due 2029	$496,394	$496,168
Senior notes due 2026 (3)	886,636	914,223
Junior subordinated notes
Junior subordinated notes due 2050	494,348	494,251
Capital efficient notes due 2066	62,484	62,484
Total debt (4)	1,939,862	1,967,126
Preferred shares, aggregate liquidation value (1)	200,000	637,241
Common shareholder's equity	7,020,414	6,689,756
Total capital	$9,160,276	$9,294,123
(1) During the first quarter of 2021, the Company issued 8 million shares of 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J, with an aggregate liquidation value of $25 per share, for total gross proceeds of $200 million. During the second quarter of 2021, the Company fully redeemed the Series G, H and I Preferred Shares at a redemption value of $637 million.
(2) The intangible assets are presented in the table above net of tax of $10 million at June 30, 2021 and December 31, 2020, respectively.
(3) The decrease relates primarily to the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.
(4) The difference of $8 million between Total debt and Debt on the Consolidated Balance Sheets at June 30, 2021 and December 31, 2020 is due to the Capital efficient notes (CENts). Non-consolidated debt issued externally related to CENts of $62 million does not appear in the Debt line of the Consolidated Balance Sheets, as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets include the related intercompany notes of $70 million issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.